UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Changes in Management

Venator Materials PLC (the “Company”) today announced that, following the successful completion of the Company’s chapter 11 process, Kurt Ogden has decided to resign from his position as Executive Vice President and Chief Financial Officer effective January 31, 2024, to pursue other opportunities outside the Company.

On December 22, 2023, the Company appointed Barry Hopkins to serve as Interim Chief Financial Officer, a position in which he is expected to serve until such time as the permanent appointment of a Chief Financial Officer has been made. Mr. Hopkins most recently served as Managing Director at Ankura Turnaround and Restructuring.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: December 22, 2023